

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Jason W. Fraser
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re: Valero Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-13175**

Dear Jason W. Fraser:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation